Exhibit 99.1

ELBIT IMAGING ANNOUNCES THAT GAMIDA CELL AND LONZA ESTABLISH

COMMERCIAL MANUFACTURING AGREEMENT FOR OMIDUBICEL

Tel Aviv, Israel, June 19, 2019, Elbit Imaging Ltd. (TASE, UTC UC: EMITF) (“Elbit” or the “Company”) announced today that on June 19, 2019, Gamida Cell Ltd. (Nasdaq: GMDA) (“Gamida”), an indirect shareholding of the Company announced that Gamida and Lonza Group Ltd (“Lonza”) have entered into a strategic manufacturing agreement for the future commercial production after potential FDA approval of omidubicel (formerly known as NiCord) in patients with hematologic malignancies.

In February 2016, Gamida entered into a five-year Manufacturing Services Agreement with Lonza US according to which Lonza US manufactures, packages, ships, and handles quality assurance and control products, based on statements of work, which Gamida submit with respect to each development of a process or product. In February 2016, Gamida signed a statement of work for technology transfer and clinical manufacturing of omidubicel.

An international, randomized Phase 3 study of omidubicel in patients with hematologic malignancies is currently ongoing, and omidubicel has not yet been approved for marketing in the United States or any other jurisdiction.

Gamida’s anticipated program milestones regarding omidubicel are as follows: complete enrollment in Phase 3 study of omidubicel in patients with hematologic malignancies in the second half of 2019; report topline data in the first half of 2020 and to complete BLA submission in the second half of 2020, should Phase 3 data be positive.

The Company holds approximately 62% of the share capital of Elbit Medical Technologies Ltd. (TASE: EMTCM) (approximately 40% on a fully diluted basis) which, in turn, holds approximately 2.7 million shares in Gamida, representing approximately 11% of Gamida’s outstanding share capital (approximately 8% on a fully diluted basis).

About Gamida Cell Ltd.

Gamida is engaged in the development of products for curing cancer and rare bone marrow diseases. Gamida’s products are currently being tested in clinical trials for patients with leukemia, lymph node cancer and non-malignant blood diseases. Gamida began a Phase III trial in patients with leukemia and lymph node cancer through NiCord, a drug that the FDA and EMA approved as orphan drug and which was recognized by the FDA as breakthrough treatment. It should be clarified that as of this date, the stage of development of Gamida’s products has not yet been completed and there is no certainty that the products will be marketed on a commercial basis.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) medical industries through our indirect holdings in Insightec Ltd. and Gamida Cell Ltd.; (ii) land in India which is designated for sale (and which was initially designated for residential projects).

For Further Information:
Company Contact
Ron Hadassi
CEO and Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com